News Release
Issued on behalf of Reed Elsevier NV

For immediate release
19 April 2011

Reed Elsevier NV AGM 19 April 2011

Reed Elsevier NV announces that the Annual General Meeting of Shareholders (AGM), held in Amsterdam on 19 April, approved the 2010 financial statements and determined the total dividend for 2010 at € 0.412 per ordinary share of € 0.07 nominal value. After taking account of the interim dividend paid in August 2010 of € 0.109 per ordinary share, the final dividend is € 0.303 per ordinary share.

All resolutions were approved by the AGM. These include: the appointment of Adrian Hennah as a member of the Supervisory Board; the re-appointment of Erik Engstrom and Mark Armour as members of the Executive Board; and the re-appointment of all members of the Supervisory Board other than Lord Sharman who retired at the close of the meeting.

The results of the voting on each resolution are set out below:

Resolution	For	%	Against	%	Votes withheld

3. Adoption of the 2010 Annual Financial Statements	409,580,547	99.92%	342,327	0.08%	203,408

4a. Release from liability of members of the Executive Board	406,691,494	99.69%	1,268,352	0.31%	2,166,436

4b. Release from liability of members of the Supervisory Board	406,680,033	99.69%	1,266,974	0.31%	2,179,275

5. Determination and distribution of dividend	410,095,221	100.00%	6,309	0.00%	24,752

6. Appointment of external auditors	406,066,555	99.15%	3,481,651	0.85%	578,076

7a. Appointment Adrian Hennah	408,236,996	99.58%	1,723,538	0.42%	165,748

7b. Re-appointment Mark Elliott	406,769,092	99.22%	3,203,658	0.78%	153,532

7c. Re-appointment Anthony Habgood	408,241,926	99.58%	1,737,772	0.42%	146,584

7d. Re-appointment Lisa Hook	408,250,160	99.58%	1,731,498	0.42%	144,624

7e. Re-appointment Marike van Lier Lels	408,246,402	99.58%	1,729,918	0.42%	149,962

7f. Re-appointment Robert Polet	407,515,669	99.40%	2,444,268	0.60%	166,345

7g. Re-appointment David Reid	392,902,991	96.14%	15,791,440	3.86%	1,431,851

7h. Re-appointment Ben van der Veer	408,280,747	99.58%	1,707,402	0.42%	138,133

8a. Re-appointment Erik Engstrom	408,487,777	99.68%	1,323,498	0.32%	315,007

8b. Re-appointment Mark Armour	408,459,405	99.67%	1,336,311	0.33%	330,566

9a. Introduction of a fee for the Senior Independent Director	401,454,874	99.03%	3,935,380	0.97%	4,736,028

9b. Set maximum amount of annual remuneration of the Supervisory Board at €600,000	407,358,688	99.40%	2,449,492	0.60%	318,102

10a. Delegation Executive Board to acquire own shares	406,217,945	99.07%	3,825,960	0.93%	82,377

11a. Designation Combined Board to issue shares, grant options	386,784,109	94.33%	23,250,523	5.67%	91,650

11b. Designation Combined Board to limit or exclude pre-emptive rights	372,777,401	90.96%	37,067,233	9.04%	281,648

Note:
Votes ‘withheld’ are not counted in the calculation of the proportion of votes ‘for’ or ‘against’ a resolution.

-ENDS-